UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                      TELEGLOBE INTERNATIONAL HOLDINGS LTD
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Shares, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G87340108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Lenard B. Tessler, Chairman
                         Teleglobe Bermuda Holdings Ltd
                                P.O. Box HM 1154
                                 10 Queen Street
                             Hamilton HM EX, Bermuda
                                 (441) 296-4856
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 25, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     G87340108
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

          Teleglobe Bermuda Holdings Ltd (I.R.S. No. 98-0405438)
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    Bermuda
--------------------------------------------------------------------------------
        Number of                      7) Sole Voting Power:         25,745,789*
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:    25,745,789*
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:
                                          --------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   25,745,789*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     65.8%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       OO
--------------------------------------------------------------------------------
* Pursuant to the terms of an Agreement and Plan of Amalgamation, dated as of July 25, 2005 (the "Amalgamation Agreement"), by and among Videsh Sanchar Nigam Limited, an Indian Limited Company ("VSNL"), Teleglobe International Holdings Ltd, a Bermuda exempted company (the "Company"), and VSNL Telecommunications (Bermuda) Ltd, a Bermuda exempted company and a wholly-owned subsidiary of VSNL (the "Amalgamation Sub"), the Company and the Amalgamation Sub propose to amalgamate under the Laws of Bermuda and continue as a Bermuda exempted company upon the terms and subject to the conditions of the Amalgamation Agreement and in accordance with the Companies Act 1981 of Bermuda. In connection with the Amalgamation Agreement, VSNL and Teleglobe Bermuda Holdings Ltd ("Teleglobe") have entered into a Voting Agreement, dated as of July 25, 2005 (the "Voting Agreement"), pursuant to which, among other things, Teleglobe has agreed (i) to vote all of the common shares, par value $0.01 of the Company (the "Shares") held by it in favor of the adoption of the Amalgamation Agreement and the approval of other actions contemplated thereby and any actions required in furtherance thereof and (ii) to certain restrictions on its ability to tranfer or dispose of the Shares, as more fully described in Item 6 of this Schedule 13D. Upon consummation of the transactions contemplated by the Amalgamation Agreement, Teleglobe will no longer own any Shares.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to the terms of an Agreement and Plan of Amalgamation, dated as of July 25, 2005 (the "Amalgamation Agreement"), by and among Videsh Sanchar Nigam Limited, an Indian Limited Company ("VSNL"), Teleglobe International Holdings Ltd, a Bermuda exempted company (the "Company"), and VSNL Telecommunications (Bermuda) Ltd, a Bermuda exempted company and a wholly-owned subsidiary of VSNL (the "Amalgamation Sub"), upon consummation of the amalgamation of the Company and VSNL (the "Amalgamation"), each Share held by Teleglobe Bermuda Holdings Ltd ("Teleglobe") shall be converted into the right to receive $4.50 in cash.


Item 4.   Purpose of Transaction.
          ----------------------

          Pursuant to the Amalgamation Agreement, upon the consummation of the Amalgamation, among other things, (i) the Company will merge with and into the Amalgamation Sub, (ii) the Amalgamation Sub will continue in existence, as the surviving corporation in the Amalgamation (the "Amalgamated Company"), (iii) the Amalgamated Company will remain a wholly-owned subsidiary of VSNL, (iv) each Share will be converted into the right to receive $4.50 in cash (subject to certain adjustments set forth in the Amalgamation Agreement), (v) the officers of the Amalgamation Sub immediately prior to the consummation of the
Amalgamation shall serve in their respective offices from and after the consummation of the Amalgamation, in each case until their successors are elected or appointed and qualified or until their resignation or removal and
(vi) the memorandum of association and the by-laws of the Amalgamation Sub shall be the memorandum of association and the by-laws of the Amalgamated Company.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information contained in the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2005, there were 39,106,821 Shares issued and outstanding as of May 2, 2005. As of July 25, 2005, Teleglobe was the holder of 25,745,789 Shares. Thus, as of July 25, 2005, for the purposes of Reg. Section 240.13d-3, Teleglobe beneficially owns 25,745,789 Shares, or 65.8% of the Shares deemed issued and outstanding as of that date. Upon consummation of the transactions contemplated in the Amalgamation Agreement, Teleglobe will no longer hold any Shares.

          No other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A annexed to the Schedule 13D filed by Teleglobe with respect to the Company as of April 30, 2004 ("Schedule A").

          Neither Teleglobe, nor, to the knowledge of Teleglobe, any person or entity named on Schedule A, has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, in the past sixty days, except for the execution of the Amalgamation Agreement described in Item 3 and the Voting Agreement described in Item 6 of this
Schedule 13D Amendment No. 2.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          In connection with the Amalgamation Agreement, VSNL and Teleglobe have entered into a Voting Agreement, dated as of July 25, 2005 (the "Voting Agreement"), pursuant to which, among other things, Teleglobe has agreed to vote all Shares held by it (i) in favor of the adoption of the Amalgamation Agreement and the approval of other actions contemplated thereby and any actions required in furtherance thereof, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Amalgamation Agreement, and (iii) against (a) any Acquisition Proposal (as defined in the Amalgamation Agreement), (b) any change in a majority of the persons who constitute the board of directors of the Company, and (c) any other action that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Amalgamation and the transactions contemplated by the Amalgamation Agreement. In addition, pursuant to the Voting Agreement, Teleglobe has agreed, among other things (i) to immediately cease any discussions, activities or negotiations with respect to any Acquisition Proposal, and (ii) except as otherwise permitted by the Amalgamation Agreement or required by order of a court of competent jurisdiction, not to commit any act that would restrict or otherwise affect its legal power, authority and right to vote all of the Shares held by it, including, without limitation, the (x) offering for sale, selling, transferring, tendering, pledging, encumbering, assigning or otherwise disposing of the Shares or any interest therein, or entering into any contract, option or other arrangement or understanding with respect to the Shares or any interest therein, or (y) granting any proxy (other than to members of the Company's management to vote the Shares as set forth in the Amalgamation Agreement) or power of attorney, or entering into a voting agreement or other arrangement, with respect to the Shares held by it. The Voting Agreement also provides for Teleglobe to pay to VSNL seventy-five percent (75%) of any proceeds in excess of $4.50 per Share that may be received for its Shares if the Amalgamation Agreement is terminated under certain circumstances.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D Amendment No. 2 are qualified in their entirety by reference to the complete agreements governing such matters, which are incorporated by reference or attached to this Schedule 13D Amendment No. 2 as exhibits pursuant to Item 7 hereof.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          7.1 Agreement and Plan of Amalgamation, dated as of July 25, 2005, by and among Videsh Sanchar Nigam Limited, Teleglobe International Holdings Ltd and VSNL Telecommunications (Bermuda) Ltd., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on July 25, 2005.

          7.2 Voting Agreement, dated as of July 25, 2005, by and between Videsh Sanchar Nigam Limited and Teleglobe Bermuda Holdings Ltd, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 25, 2005.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          July 26, 2005

                                          TELEGLOBE BERMUDA HOLDINGS LTD



                                          By: /s/ Lenard B. Tessler
                                          --------------------------------------
                                          Name:   Lenard B. Tessler
                                          Title:  Chairman


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).